

November 16, 2018

Christopher D. Carlson, Esq.
Thompson Hine
1919 M Street, N.W.
Suite 700
Washington, D.C. 20036-3537

> Re: Ellington Income Opportunities Fund (the "Fund")
> File No. 811-23389

Dear Mr. Carlson:

We have reviewed the Form N-2 registration statement filed on October 18, 2018, on behalf of the Fund (the "Registration Statement"). The Registration Statement relates to the private placement of Fund shares. Our comments on this registration statement are set forth below. We note that an additional Registration Statement was filed on Form N-2 on November 13, 2018, on behalf of the Fund. We anticipate delivering comments on that registration statement as well. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please inform us supplementally whether the Fund intends to offer the Private Placement of shares in accordance with this registration statement prior to the effectiveness of the registration statement filed on November 13, 2018. If so, will the shares offered in the Private Placement continue to be subject to restrictions following the effectiveness of the additional registration statement? Or will the Fund seek to register those shares under the Securities Act of 1933 on behalf of those investors?

Cover

2. On the cover page, please disclose the anticipated frequency of the Fund's repurchase offers (*i.e.* quarterly); the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund's initial repurchase offer. Please also note that, under Rule 23c-3 of the Investment Company Act of 1940, the first repurchase request deadline after the effective date of the Registration Statement must occur no later than two periodic intervals after that date. Please also cross-reference to the specific sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks.

3. At the bottom of the cover page, the disclosure contains a large paragraph of bolded risks. Please break up the paragraph to present each of these risks in a separate bullet.

Prospectus

4. On page 1, in *The Fund*, the disclosure states the Fund may be referred to "as a registered private investment fund." As the term "private investment fund" is typically used to describe a fund that is not registered under the 1940 Act, but operates pursuant to an exemption from registration, the use of the term here is confusing. Please delete this reference.

5. On page 1, in *Investor Suitability*, the disclosure states that "[e]ach prospective investor must submit a completed subscription agreement." Please confirm supplementally that a form of the subscription agreement will be included as an exhibit to the registration statement.

6. Also on this page, in *Investing Policies*, apply the following comments:

   a. The disclosure indicates that the Fund will pursue its investment objective by investing in derivatives. Please disclose here each type of derivative the Fund intends to use as a principal strategy and the specific risks associated with each type. In general, please confirm that the Fund's derivatives disclosure in the registration statement is consistent with the SEC staff's guidance as articulated in Barry Miller's letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, *Derivatives-Related Disclosures by Investment Companies*, July 30, 2010).

   b. The disclosure indicates that the Fund will use credit default swaps ("CDS") as a principle strategy. Please confirm supplementally that if the Fund is the protection seller in a CDS, then it will segregate liquid assets in an amount equal to the full, un-netted amount of the Fund's contractual obligation (*i.e.*, the notional amount).

   c. The disclosure references the Fund's investment in foreign REITs. If these, or any of the Fund's principal investments, include those in emerging markets, then disclose this fact, disclose how the Fund defines an emerging market and disclose the risks associated with these investments.

7. On page 2, in *Summary of Risks*, consider presenting prominently this Fund's principal risks, rather than providing risks in alphabetical order. *See*, https://www.sec.gov/news/speech/speech-blass-102518.

8. On page 4, in *Equity Risk*, please disclose the risks associated with investment in equities with small market capitalizations.

9. On page 6, in the third paragraph under *Management of the Fund, Investment Adviser* the disclosure states that under the Expense Limitation Agreement the Fund may repay the Adviser for expenses waived if it "is able to make the repayment without exceeding the expense limitation in place at the time of the waiver *or* at the time of the reimbursement payment [emphasis added]." Please replace "or" with "and" to indicate both these conditions must be met for the repayment. Please also confirm supplementally the Expense Limitation Agreement will be included as an exhibit to the registration statement.

10. On page 8, in *Fund Expenses*, apply the following comments:

    a. Please include a line item for the amount of any repurchase fees to be charged to Shareholders, and

    b. Confirm supplementally that expenses associated with short sales are reflected in *Other Expenses* in the fee table.

11. On page 9, in *Use of Proceeds*, the disclosure states the Fund will invest net offering proceeds "as soon as practicable after receipt." If the Adviser expects the investment period to exceed three months, disclose the reason for such delay. To the extent that the Fund has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please confirm in your response. *See* Item 7.2 of Form N-2 and Guide 1 to Form N-2.

12. On page 9, in *Investment Objectives and Policies*, the disclosure states "the Fund's investment objective…may be changed from time to time without a vote of the Fund's shareholders." Please disclose whether shareholders will receive notice of these changes. Please also supplementally confirm that if the Fund makes changes without Shareholder approval it will update the prospectus accordingly.

13. On page 11, in *Consumer Loans, Auto Loans, and ABS*, the disclosure states that "[t]he Sub-Adviser may partner with originators and enter into forward flow agreements to purchase consumer loans and auto loans." Supplementally disclose if the loans the Fund invests in include those sold through online marketplace lending platforms (a.k.a. peer-to-peer loans). If so, we may have further comments.

14. On page 11, in *Other Information Regarding Investment Strategy*, the disclosure states:

    [g]iven the Fund's investment strategies, it is not anticipated that a significant portion, if any, of the Fund's income will be eligible to be designated as qualified dividend income under the Code. As a result, there can be no assurance as to what portion of the Fund's distributions will be designated as qualified dividend income.

Please disclose this as a principal risk of investing in the Fund.

15. Beginning on page 20, in the section entitled *Additional Information about Principal and Non-Principal Investment Strategies and Risks*, please differentiate between principal and non-principal strategies and risks, disclosing principal risks first. Also, in accordance with comment 7, consider presenting the risks in order of significance to the Fund, rather than alphabetically.

16. On page 26, in the last paragraph of the section *Investment Companies*, the disclosure states that "[s]hares held by the Fund in excess of 1% of an Underlying Fund's outstanding securities therefore, will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund's total assets." Please clarify this disclosure *(i.e.* is the Fund's portfolio limited to 15% in securities that are not readily marketable?).

17. On page 36, regarding the disclosure in *Management of the Fund, Trustees and Officers*, please confirm supplementally that, in accordance with the requirements under Rule 23c-3(b)(8) under the 1940 Act, the Trustees who are not interested persons of the Fund are all self-nominating.

18. On page 38, in the chart titled "*Other Directorships held by Trustee*," please add the phrase "during the past 5 years."

19. On page 53, in *U.S. Federal Income Tax Matters*, please disclose the tax consequences to shareholders of share repurchases and any related portfolio security sales.

20. Please also disclose in this section, or at an appropriate place within the Registration Statement, the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel